Exhibit 99.1

News release

TSX, NYSE – HBM

2011 No. 25

HudBay Minerals Intersects 2.4% Copper Equivalent Over 120 Meters

at Constancia’s Pampacancha Deposit

Largely Unexplored Area Remains Open to the South and West

Toronto, Ontario – June 14, 2011 – HudBay Minerals Inc. (“HudBay”, the “company”) (TSX/NYSE: HBM) today announced exploration results from the Pampacancha zone at the company’s Constancia project in Peru. Hole PO-11-072 intersected two main intervals of mineralization, including 121.45 meters of 1.62% copper, 13.62 g/t silver and 1.02 g/t gold (2.4% copper equivalent1) and 87.50 meters of 0.46% copper, 2.30 g/t silver and 0.22 g/t gold (0.65% copper equivalent).

“When we acquired the Constancia project, we knew it was located in a very prospective copper belt characterized by large tonnage projects with higher grades than those found in the already large reserve base in Constancia’s main pit,” said David Garofalo, president and chief executive officer. “Hole 11-072 demonstrates that significant high-grade intervals exist within our 22,500 hectare land position. Given that we are in the early stages of our regional exploration program, we are hopeful we will continue to discover high grade mineralization in new areas outside of the main deposit which provides expansion and grade optimization opportunities for the Constancia project.”

Pampacancha is located 2.5 kilometers from the proposed Constancia open pit. The possible extension of the skarn mineralization intersected in Hole 11-072 is open to the west for up to 350 meters, where Hole 10-017 did not intersect significant mineralization. The area also remains open for up to 500 meters to the south.

Additional drill results and a plan map showing the location of the Pampacancha drill holes can be viewed at http://www.hudbayminerals.com/ourBusiness/exploration.php#.

The 2011 exploration program is designed to test the total extent of mineralization at Pampacancha. The permits required to continue exploration at Pampacancha have been obtained and two drill rigs are scheduled to begin operating and drilling targets the week of June 20, 2011, with a third rig to follow before the end of this month. Priority will be given to testing mineral extensions to the west and south of Hole 11-072.

[1]	Calculated using US$1,000/oz Au, US$18.00/oz Ag, US$2.25/lb Cu and US$15.00/lb Mo.

A geophysical crew is onsite testing resistivity and chargeability anomalies at the nearby Chilloroya South prospect (three kilometers from the proposed Constancia open pit). The total 2011 program of 19 kilometers of line geophysics is nearly half complete with the aim of generating exploration targets for the 2012 exploration program.

Pre-construction activities at Constancia are ongoing and the engineering firm Ausenco has been engaged to conduct basic engineering and prepare for the procurement of long-lead equipment with the goal of being in a position to make a construction decision by early 2012. Geotechnical and condemnation drilling is continuing with results meeting expectations to date.

Highlights from Hole PO-11-072 include the following:

HOLE PO-11-072	Length	From	To	Cu (%)	Mo (ppm)	Ag (g/t)	Au(g/t)	Cu Eq1 (%)
	8.80	11.20	20.00	0.25	4	3.70	0.15	0.39
	87.50	42.00	129.50	0.46	29	2.30	0.22	0.65
including	13.20	44.30	57.50	1.60	11	4.99	0.54	2.02
	121.45	141.80	263.25	1.62	3	13.62	1.02	2.44
including	62.50	148.90	211.40	2.49	0	18.09	1.72	3.82
and	25.00	226.00	251.00	1.34	1	15.69	0.35	1.75

[1]	Calculated using commodity prices of US$1,000/oz Au, US$18.00/oz Ag, US$2.25/lb Cu and US$15.00/lb Mo. Reported intersections are core lengths. True widths are unknown.

For additional detail on Pampacancha and the Constancia project generally, refer to Norsemont Mining Inc.’s NI 43-101 technical report entitled “Norsemont Mining Constancia Project Technical Report 21 February 2011”, (the “Constancia Technical Report”) available under Norsemont’s profile at www.sedar.com.

HudBay Minerals Inc.

HudBay Minerals Inc. (TSX/NYSE: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base and precious metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Qualified Person

The technical and scientific information in this news release has been prepared by or under the supervision of Cashel Meagher, P.Geo. Mr. Meagher is a “qualified person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Quality Assurance and Quality Control

The exploration data contained in this news release was verified in the manner described in the Constancia Technical Report.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to the Company’s intentions respecting Norsemont and its Constancia project, the Company’s ability to develop its key projects, the ability of management to execute on key strategic and operational objectives and meet production forecasts, exploration expenditures and activities and the possible success of such exploration activities, and mineral pricing. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including the ability to develop and operate the Lalor, Constancia and Fenix projects on an economic basis and in accordance with applicable timelines, geological and technical conditions, the ability to meet required solvency tests to support a dividend payment, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in HudBay’s Annual Information Form under the heading “Risk Factors”.

Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. In addition, certain forward-looking information in this MD&A relate to prospective results of operations, financial position or cash flows based on assumptions about future economic conditions or courses of action.

Such information is provided in attempt to assist the reader in identifying trends and anticipated events that may affect HudBay’s business, results of operations and financial position and may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com